CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re: SilverCrest Mines Inc. – Form 40-F

We do hereby consent to the filing of the written disclosure regarding the technical report entitled "NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico," prepared by P. James F. Barr, P.Geo., John Chow, MAusIMM., Geoff Allard, P.E. and C. Stewart Wallis, P.Geo., dated April 1, 2011 as amended May 11, 2011, and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, and the use of our name in the Annual Information Form and Annual Report on Form 40-F of SilverCrest Mines Inc. for the year ended December 31, 2011 and any amendments thereto.